QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.2

CONFIDENTIAL AND NOT FOR DISTRIBUTION OR RECIRCULATION

AMENDED AND RESTATED OFFER TO PURCHASE FOR CASH
SHARES OF COMMON STOCK
OF FASTCLICK.COM, INC.

September 9, 2004

        On August 3, 2004, Fastclick.com, Inc. (the "Company" or "Fastclick"), delivered to its shareholders an Offer to Purchase for Cash Shares of Common Stock of Fastclick.com, Inc. (the "Original Offer") in connection with transactions contemplated in the Recapitalization Agreement (as defined below). On August 27, 2004, the Company extended the expiration of the Original Offer from August 31, 2004 at 5:00 p.m. to September 10, 2004 at 5:00 p.m., as a result of the Company's and the Investors' (as defined below) continued negotiations regarding the terms of the Recapitalization Agreement and related transactions (collectively, the "Transactions").

        The Company and the Investors subsequently reached agreement on the terms of the Transactions and executed a definitive Recapitalization Agreement. Certain material terms, including the price at which the Company will repurchase stock from its shareholders, have changed from the terms set forth in the documents sent to you on August 3, 2004. These changes were made as a result of several factors, including current market conditions.

        The Board of Directors approved the changes to the Transactions and determined that it to be in the best interest of the Company and its shareholders for the Company to enter into the Recapitalization Agreement and other Transactions.

        WE HAVE EXTENDED THE OFFER PERIOD AS A RESULT OF CHANGES TO THE MATERIAL TERMS OF THE TRANSACTIONS. THE EXPIRATION OF THE OFFER HAS BEEN CHANGED FROM SEPTEMBER 10, 2004 AT 5:00 P.M. TO SEPTEMBER 23, 2004 AT 5:00 P.M. AS A RESULT OF THIS EXTENSION, THE DULY EXECUTED LETTER OF TRANSMITTAL MUST BE RECEIVED BY THE COMPANY BY 5:00 P.M. ON SEPTEMBER 23, 2004.

        Certain of the material changes to the terms of the Transactions include:

        1.     The per share price at which the Company will sell the Series A Preferred Stock has been reduced from $45.6823 per share to $35.19 per share.

        2.     The per share price at which the Company will repurchase Common Stock has been reduced from $45.6823 per share to $35.19 per share.

        3.     The amount of shares of Common Stock that the Company must repurchase from its shareholders in order to close the Investment Transaction has been changed from 1,200,000 to 1,136,686.

        4.     The Escrow Holdback has been decreased from $6,500,000 to $3,000,000.

        5.     The Company plans to pay the S election distribution on or before December 31, 2004, subject only to compliance with California Corporations Code Section 500 et. seq.

        In addition to the foregoing, other changes to the Transactions include modifications to the Drag-Along Agreement (as defined below) and other changes as described in the Amended and Restated Offer to Purchase below and accompanying documents.

        THE INFORMATION SET FORTH ABOVE REGARDING THE TRANSACTIONS HIGHLIGHTS ONLY SELECTED INFORMATION. IT DOES NOT CONTAIN OR DISCUSS ALL OF THE

INFORMATION THAT MAY BE IMPORTANT TO YOU REGARDING THE TRANSACTIONS, AND IS QUALIFIED IN ITS ENTIRETY BY THE AMENDED AND RESTATED OFFER TO PURCHASE BELOW AND ACCOMPANYING DOCUMENTS. YOU SHOULD READ THE AMENDED AND RESTATED OFFER TO PURCHASE AND ACCOMPANYING DOCUMENTS IN THEIR ENTIRETY.

        As a result of these and other changes, we are amending and restating the Original Offer and related documents sent to you on August 3, 2003 as well as extending the Offer as described below.

        The Company hereby offers to repurchase outstanding shares of its Common Stock (the "Shares") upon the terms and subject to the conditions set forth in this Amended and Restated Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements hereto or thereto collectively constitute the "Offer"). The Shares will be repurchased at a gross purchase price of $35.19 per share, as adjusted in accordance with the formula described below, that will result in an approximate net purchase price of $34.79 per share. The final net purchase price will depend upon the total Fees (as defined below) and the total number of Shares purchased by the Company pursuant to this Offer.

        The Company has entered into a Recapitalization Agreement dated September 9, 2004 (the "Recapitalization Agreement"), with, among others, Highland Capital Partners VI Limited Partnership, Highland Capital Partners VI-B Limited Partnership, Highland Entrepreneurs' Fund VI Limited Partnership, Oak Investment Partners XI, Limited Partnership, Steamboat Ventures, LLC and Steamboat Ventures Manager, LLC (collectively, the "Investors"). Pursuant to and on the terms and conditions set forth in the Recapitalization Agreement, the Company will sell to the Investors, and the Investors will purchase from the Company, a minimum of 1,705,029 shares and a maximum of 2,131,285 shares of the Company's Series A Preferred Stock at a price per share of $35.19 for a minimum aggregate purchase price of approximately $60,000,000 and a maximum aggregate purchase price of approximately $75,000,000. A minimum of approximately $40,000,000 and up to a maximum of approximately $55,000,000 of the proceeds from the sale of the Series A Preferred Stock (such final amount to be determined by the Company in its sole discretion) will be used to finance the Company's purchase of a minimum of 1,136,686 (the "Minimum Amount") shares of Common Stock and up to a maximum of 1,562,944 (the "Maximum Amount") shares of Common Stock as set forth below. As a condition precedent to closing of any sale of the Series A Preferred Stock under the Recapitalization Agreement, the Company is required to obtain agreements from the holders of the Company's Shares for the repurchase of the Minimum Amount of Shares. The Company anticipates repurchasing all Shares tendered pursuant to this Offer up to the Maximum Amount.

  PARTICIPATION IN THE OFFER IS COMPLETELY VOLUNTARY. NEITHER FASTCLICK NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION WHETHER YOU SHOULD ACCEPT THE OFFER AND TENDER ANY SHARES. YOU MUST MAKE YOUR OWN DECISION WHETHER TO ACCEPT THE OFFER AND TO TENDER YOUR SHARES. IN ORDER TO ACCEPT THE OFFER, YOU MUST DULY AND TIMELY EXECUTE AND RETURN THE ENCLOSED LETTER OF TRANSMITTAL AS EXPLAINED HEREIN.

  UNLESS THE EXPIRATION DATE IS EXTENDED, THE DULY EXECUTED LETTER OF TRANSMITTAL MUST BE RECEIVED BY THE COMPANY BY 5:00 P.M. ON SEPTEMBER 23, 2004.

        Each shareholder that elects to sell Shares pursuant to this Offer (collectively, the "Selling Shareholders") shall be required to bear his or her equitable portion of the fees and expenses due and payable in connection with the transactions contemplated in the Recapitalization Agreement (all such transactions, collectively, the "Recapitalization"). Therefore, the per share price at which the Company shall repurchase the Selling Shareholders' Shares shall be reduced by the per share amount of the following approximate fees (collectively, the "Fees") per share sold: (i) $7,500 representing the fifty percent (50%) of the approximate fees and expense of the Escrow Agent (as defined below); (ii) $50,000 representing the approximate fees and expenses of Reicker, Pfau, Pyle, McRoy & Herman, LLP ("Shareholder Counsel"), special counsel for the Selling Shareholders; and (iii) $571,740 representing approximately 73.3% of the fees of Perseus Group, LLC(1) ("Broker") for its services in connection with the transactions contemplated in the Recapitalization Agreement. Notwithstanding the foregoing estimated Fees, the Selling Shareholders shall be responsible for the actual amount of the Fees.

        (1)   The percentage shown assumes that the Company repurchases the Maximum Amount of Shares. The total fees owed the Broker are $780,000. The percentage of the total fees of the Broker for which the shareholders are responsible is equal to a ratio, the numerator of which is the aggregate purchase price for the Shares repurchased by the Company in the Offer and the denominator of which is the aggregate purchase price for the Series A Preferred Stock purchased by the Investors pursuant to the Recapitalization Agreement. To the extent the Company repurchases less than the Maximum Amount of Shares, the percentage of the total fees of the Broker for which the shareholders shall be responsible shall adjusted accordingly.

        The Investors have placed in escrow with American Stock Transfer & Trust Company (the "Escrow Agent") an aggregate amount of up to $75,000,000, of which up to $55,000,000 (the "Aggregate Repurchase Amount") may be used for the repurchase of Shares and funding the Escrow Holdback described below. Upon closing of the Offer, the "net offer price" (calculated in accordance with the formula described below) (the "Net Offer Price"), less the Escrow Holdback (as defined below), will be paid to Selling Shareholders out of the escrow for each Share purchased by the Company and the difference between the Offer Price (as defined below) and the Net Offer Price will be paid to Escrow Agent, Shareholder Counsel and Broker to pay their Fees.

        The Net Offer Price for each outstanding Share will be an amount of cash equal to $35.19 per share (the "Offer Price") less an amount representing the Fees to be paid by the Selling Shareholders per share of Common Stock sold. The Fees per share to be paid by the Selling Shareholders shall be calculated by dividing the total amount of the Fees by the total number of Shares that the Company purchases from Selling Shareholders pursuant to this Offer.

        For example purposes only, assuming each Selling Shareholder of the Company sells its full Pro Rata Share (as defined below) and assuming the estimated Fees referenced above were the actual Fees, the Net Offer Price would be:

        $34.79 = $35.19 - ($629,240/1,562,944).

        An amount equal to approximately 5.5%(2) of the Offer Price for each Share purchased by the Company pursuant to this Offer (for an aggregate of $3,000,000, hereinafter, the "Escrow Holdback"), shall be held by the Escrow Agent and not distributed to Selling Shareholders except as provided below. The Escrow Holdback shall be used to satisfy any of the Company's indemnification obligations owed to the Investors under the Recapitalization Agreement.

        (2)   This assumes the Maximum Amount of Shares are repurchased by the Company pursuant to the Offer. The dollar amount of the Escrow Holdback will remain the same and will not be reduced if less than the Maximum Amount of Shares is repurchased by the Company. Thus, if the Company repurchases less than the Maximum Amount, the percentage will be adjusted upward accordingly.

        Pursuant to the Recapitalization Agreement, the Company and the Selling Shareholders are obligated to indemnify the Investors from any damages incurred by the Investors as a result of the misrepresentation, violation or breach of any representation, warranty, covenant, agreement or obligation of the Company under the Recapitalization Agreement or the other agreements contemplated therein. The Company's representations and warranties in the Recapitalization Agreement relate to various matters, including, without limitation, the due organization of the Company, the capitalization of the Company, required consents and approvals, the absence of undisclosed liabilities and material claims affecting the Company, and the Company's compliance with applicable law.

        Subject to limited exceptions set forth in the Recapitalization Agreement, in the event the Company and the Selling Shareholders become liable to the Investors for damages pursuant to the indemnification obligations, the Investors' sole and exclusive remedy with respect to the Selling Shareholders shall be limited to the Escrow Holdback. The Selling Shareholders shall have no recourse against the Company if all or any portion of the Escrow Holdback is used to meet such obligations. Except as otherwise provided in the Recapitalization Agreement, the representations and warranties of the Company set forth in the Recapitalization Agreement and its indemnification obligations will terminate at 5:00 PM (Pacific time) on April 30, 2006 and be of no further force or effect after such time. Upon the termination of the Selling Shareholders' indemnification obligation, the Escrow Agent will distribute to each Selling Shareholder such Selling Shareholder's pro rata share of the entire amount then-remaining in the Escrow Holdback not then subject to indemnification claims. If notice for indemnification under the Repurchase Agreement is given prior to termination of the Selling Shareholders' indemnification obligation, the representation and warranty that is the subject of such indemnification claim will survive, and the amount of such claim shall be retained by the Escrow Agent until the claim is finally resolved. Resolution of any indemnification claims shall be in accordance with the procedures set forth in the escrow agreement to be entered into among the Escrow Agent, the Company and the Investors (the "Escrow Agreement"). Interest will accrue on the Escrow Holdback for the benefit of the Selling Shareholders in accordance with the terms and conditions of the Escrow Agreement.

        In addition to the foregoing, pursuant to the Recapitalization Agreement, Jeff Pryor and David Gross, as founders of the Company, have agreed to additionally indemnify the Company for certain tax matters.

        Pursuant to the Recapitalization Agreement, at or before the Closing under the Recapitalization Agreement, the Company will declare a distribution to its shareholders of record the day immediately prior to the Closing Date equal to the amount of the Company's taxable income for the portion of calendar year 2004 prior to and through the end of the Closing Date less amounts of such taxable income previously distributed. This distribution will be paid in one or more installments after the Closing Date pursuant to the terms and conditions of the Recapitalization Agreement.

        By agreeing to sell Shares pursuant to this Offer each Selling Shareholder agrees to execute and be bound by the enclosed Drag-Along Agreement (the "Drag-Along Agreement") (as generally set forth in Section 2 below and more particularly described in the Drag-Along Agreement) requiring such Selling Shareholder to vote his or her Shares in favor of certain transactions (including, without limitation, a sale or merger involving the Company, or the amending of the Company's charter documents in connection with a public offering of the Company's securities) approved by the holders of at least two-thirds (2/3) of the then outstanding shares of Series A Preferred Stock at any time from and after July 1, 2005.

        The Offer will expire on September 23, 2004, unless otherwise extended. Interest on the Offer Price will not be paid.

        By this Offer, and subject to the terms and conditions herein (including, without limitation, the limitations set forth in Section 2 below and the conditions set forth in Section 13 below), the Company agrees to purchase from the holders of Common Stock of the Company any and all Shares validly tendered, and not validly withdrawn by such Selling Shareholders. If, at the Expiration Date (as defined in Section 2 below), one or more conditions to the Offer has not been satisfied, the Company may, but shall not be required to, extend the Offer for a period determined in its sole discretion.

        Any Selling Shareholder or other payee who fails to legibly complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required backup federal income tax withholding of a portion of the gross proceeds payable to such shareholder or other payee pursuant to the Offer.

  1.    Purpose of the Offer

        The Company has entered into the Recapitalization Agreement to obtain additional working capital from the sale of the Company's Series A Preferred Stock contemplated therein. The consummation of the Offer, as a condition to closing the purchase and sale of the Series A Preferred Stock pursuant the Recapitalization Agreement, is therefore necessary for the Company to obtain needed funds. The Company's Board of Directors believes that purchasing the Shares at the Offer Price is in the best interests of the Company's shareholders because it will enable the Company to provide liquidity to existing shareholders. The Company cannot be certain it will be able to provide comparable liquidity to its shareholders at a later date.

        Whether or not the Company purchases Shares pursuant to the Offer, the Company may seek in the future to acquire additional Shares on terms and at prices that may be more or less favorable than those of the Offer. The Company currently has no plans to do so.

  2.    Terms of the Offer

  The Offer

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company will accept for payment, and thereby purchase, at a price equal to the Offer Price, any and all Shares validly tendered and not validly withdrawn by holders of record as of July 20, 2004 (the "Record Date") on or prior to the Expiration Date; provided, however, that the Company shall not be obligated to purchase from any Selling Shareholder any Shares in excess of such Selling Shareholder's Pro Rata Share. As previously noted herein, as a condition precedent to the closing of the sale of the Series A Preferred Stock to the Investors, the Company is required to obtain agreements from shareholders of the Company for the repurchase of the Minimum Amount of Shares. If the Company is unable to obtain agreements from shareholders for the repurchase of the Minimum Amount of Shares, the closing of the sale of the Series A Preferred Stock may not occur and the Company will not be obligated to repurchase the Shares hereunder.

        "Pro Rata Share" for any Selling Shareholder shall mean such number of Shares equal to (i) the Aggregate Repurchase Amount of $54,999,999.36 divided by the Offer Price, multiplied by (ii) a fraction, the numerator of which shall equal the sum of (x) the total number of Shares outstanding held by such Selling Shareholder as of the Record Date plus (y) the total number of Qualifying Options (as defined below) held by such Selling Shareholder, and the denominator of which shall equal the sum of (x) the total number of Shares outstanding as of the Record Date plus (y) the total number of Qualifying Options. Assuming all shareholders of the Company tender their respective full Pro Rata Share, then at the closing of the Offer, each Selling Shareholder will sell, and the Company will purchase, approximately 71.86%(3) of all of his or her Shares.

        (3)   This figure assumes that the Company repurchases the Maximum Amount of Shares. The percentage is equal to a ratio, the numerator of which is the aggregate number of shares repurchased in the Offer, and the denominator of which is the aggregate number of Shares outstanding as of the Record Date. To the extent the Company repurchases less than the Maximum Amount of Shares, the percentage shown would be adjusted downward accordingly. If the Company repurchases the Minimum Amount the percentage shown would be 52.26%.

        An "Option" is a stock option issued pursuant to the Company's 2000 Equity Participation Plan. An Option is "Qualifying" if it is vested and is exercised after the consummation of the sale of the Series A Preferred Stock and prior to the repurchase of Shares by the Company.

        The Company anticipates that as of the closing of the sale of the Series A Preferred Stock pursuant to the Recapitalization Agreement, there shall be outstanding and eligible for participation in the Offer 2,174,988 Shares and 31,463 Qualifying Options. (See the table in Section 9 for a summary of the Company's capitalization.)

        For example purposes only, the Pro Rata Share of a Selling Shareholder who holds 900 Shares and 100 Qualifying Options would be (assuming an aggregate of 2,174,988 Shares outstanding as of the Record Date and 31,463 Qualifying Options and rounded to the next lowest whole share):

        Pro Rata Share = 708 shares = ($54,999,999.36 / $35.19) × (1,000 / 2,206,451))

        To the extent shareholders elect to sell less than their respective full Pro Rata Share and the Aggregate Repurchase Amount has not been exhausted after giving effect to purchases by the Company of all tendered Shares not in excess of each Selling Shareholder's Pro Rata Share (such remaining amount, the "Excess Repurchase Funds"), then, with respect to each Selling Shareholder tendering in his or her Letter of Transmittal a number of Shares in excess of such Selling Shareholder's Pro Rata Share (each such Selling Shareholder, a "Participating Shareholder" and such excess Shares, the "Excess Shares"), the Company shall be entitled to purchase (but without obligation to do so), and each such Participating Shareholder shall be obligated to sell to the Company, such number of such Participating Shareholder's Excess Shares as the Company elects to purchase, in its sole discretion, up to such Participating Shareholder's Maximum Participating Share (as defined below).

        "Maximum Participating Share" for any Participating Shareholder shall mean such number of Shares equal to (i) the Excess Repurchase Funds divided by the Offer Price, multiplied by (ii) a fraction, the numerator of which shall be the sum of (x) the total number of outstanding Shares held by such Participating Shareholder as of the Record Date plus (y) the total number of Qualifying Options held by such Participating Shareholder, and the denominator of which shall be the sum of (a) the total number of outstanding Shares held by all Participating Shareholders as of the Record Date plus (b) the total number of Qualifying Options held by all Participating Shareholders.

        To the extent the Offer requires any Selling Shareholder to sell a fraction of a Share, the number of Shares such Selling Shareholder shall be required to sell shall be rounded to the next lowest whole Share.

        For example purposes only, assuming the following:

            (i)  shareholders elect not to sell their respective full Pro Rata Share resulting in Excess Repurchase Funds in the amount of $1,000,000; and

           (ii)  Participating Shareholders own 1,000,000 shares of Common Stock and 20,000 Qualifying Options;

        then, the Maximum Participating Share of a Participating Shareholder owning 10,000 Shares and 1,000 Qualifying Options would be:

        306 shares = ($1,000,000 / $35.19) × (11,000 / (1,000,000 + 20,000).

        Once Shares are tendered, the Selling Shareholder will be able to withdraw the Shares from the Offer only by following the procedures set forth in Section 5 below.

        The term "Expiration Date" means 5:00 p.m., Pacific Time, on September 23, 2004, unless the Company shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the time and date at which the Offer, as so extended by the Company in writing, shall expire. The Offer Price will be paid promptly following the Expiration Date and upon satisfaction or waiver (by the Company) of each of the conditions set forth in the Offer.

  Representations and Warranties

        By executing the Letter of Transmittal, a shareholder will be making certain representations and warranties to the Company. These representations and warranties include that:

            (i)  the shareholder has the requisite capacity and full power and authority to tender, sell, assign and transfer the Shares tendered;

           (ii)  the shareholder has good and valid title to the Shares, free and clear of all liens, restrictions, charges, encumbrances or other adverse claims;

          (iii)  the shareholder is the holder of record as of the Record Date and the beneficial owner of all Shares tendered;

          (iv)  when the Shares are accepted for payment by the Company, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, voting trusts, proxies, charges and encumbrances and the same will not be subject to any adverse claim;

           (v)  the shareholder acknowledges that no representation has been made that the Offer Price is fair to the shareholder or equal to any purchase price that may be offered to other parties in the future, nor that the Offer Price reflects the actual fair market value of the applicable Shares, which actual fair market value may be less or more than the Offer Price;

          (vi)  the shareholder acknowledges that neither the Company nor its Board of Directors expresses an opinion or makes any recommendation as to whether the shareholder should sell the Shares to the Company pursuant to the terms of the Offer;

         (vii)  the shareholder has had the opportunity to review with its own tax and legal advisors the tax and legal consequences of the sale of the Shares by it pursuant to the Offer;

        (viii)  the shareholder is aware that if the Shares are purchased by the Company pursuant to the Offer, it will have no future participation in any Company gains, profits or distributions with respect to such Shares, or any appreciation in the price of such Shares;

          (ix)  the shareholder has had an opportunity to discuss the Company's business, management and financial affairs with the Company's management, and has had an opportunity to ask questions of the Company's management and has fully reviewed all materials sent to the undersigned pursuant to the Offer;

           (x)  the Letter of Transmittal and all other agreements contemplated hereby to which the shareholder is a party, when executed and delivered by such shareholder in accordance with the terms hereof, shall each constitute a valid and binding obligation of such shareholder, enforceable against such shareholder in accordance with its terms (except as such enforceability may be limited by laws of general application relating to bankruptcy, insolvency and relief of debtors and general principles of equity);

          (xi)  the execution and delivery by the shareholder of the Letter of Transmittal and all other agreements contemplated thereby, the repurchase of the Shares from the shareholder and the fulfillment of and compliance with the respective terms thereof by the shareholder, do not and shall not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under (whether with or without the passage of time, the giving of notice or both), (c) result in the creation of any lien, security interest, charge or encumbrance upon the shareholder's repurchased Shares, or (d) require any authorization, consent, approval, exemption or other action by notice or declaration to, or filing with, any court or administrative or governmental body or agency, pursuant to any law, statute, rule, regulation, order or decree to which the shareholder is subject, or any agreement or instrument to which the shareholder is subject which, in each case, would be likely to materially affect the shareholder's performance of its obligations under the Letter of Transmittal;

         (xii)  there are no actions, suits, proceedings (including any arbitration proceedings), orders, investigations or claims pending or, to the shareholder's knowledge, threatened against or affecting the shareholder in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated hereby; and

        (xiii)  notwithstanding any discussions with the Company's management as contemplated by (ix) above, except for the statements contained in this Offer, the shareholder has not relied upon any statements or representations made by any director, officer, employee, representative or other advisor of the Company in making his or her decision to tender his or her Shares pursuant to the Offer.

        Drag-Along Agreement

        By executing the Letter of Transmittal and agreeing to sell Shares to the Company pursuant to this Offer (and as a condition precedent to the Company's obligation to purchase Shares from a Selling Shareholder), each Selling Shareholder also agrees to execute, deliver and be subject to and bound by the Drag-Along Agreement, a copy of which is attached hereto as Exhibit D. Furthermore, as a result of the uncertainty as of the date of this Offer regarding the number of Selling Shareholders that will accept the Offer and the number of Shares that the Company will repurchase upon consummation of its purchase of the Shares, each Selling Shareholder agrees and acknowledges that the Company is authorized to make such administrative changes, modifications or additions to the recital section and exhibits of the Drag-Along Agreement as may be necessary to complete the Drag-Along Agreement with respect to the identity and number of Selling Shareholders and the Shares held thereby. It is a condition to the Company's sale of the Series A Preferred Stock, and therefore the Offering, that the Drag-Along Agreement must be executed by the holders of record of at least 95% of the shares of Common Stock outstanding immediately after the closing of the Offering.

        Pursuant to the Drag-Along Agreement, in the event the holders of at least two-thirds (2/3) of the then outstanding shares of Series A Preferred Stock (such approving parties referred to herein as the "Requisite Parties") approve a transaction resulting in a change of control of the Company (such transactions include a merger or consolidation involving the Company or a sale of substantially all of the assets of the Company), at any time from and after July 1, 2005, each Selling Shareholder must consent to and vote his, her or its Shares of voting stock of the Company in favor of such transaction. Furthermore, if such transaction is structured as (i) a merger or consolidation of the Company, or a sale of all or substantially all of the Company's assets, each Selling Shareholder must waive any dissenters' rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale, or (ii) a sale of the stock of a Company, each Selling Shareholder agrees to sell a pro rata portion of his, her or its Shares on the terms and conditions approved by the Board. Under the Drag-Along Agreement, each Selling Shareholder appoints each of the holders of Series A Preferred Stock voting in favor of the change of control, as his, her or its attorney in fact to provide any consents and to vote his, her or its Shares of voting stock of the Company in favor of the change of control and to take the other actions, including the sale of a pro rata portion of his, her or its Share in the change of control transaction, if the Selling Shareholder fails or refuses to so act.

        In addition to the foregoing obligation, pursuant to the Drag-Along Agreement, in the event of, and in connection with, a proposed sale of the Company's Common Stock in an underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act, each Selling Shareholder is obligated to vote in favor of and approve all (i) amendments to the Company's Articles of Incorporation and Bylaws (including, without limitation, amendments to increase the number of authorized shares of any class of the Company's capital stock and increase the size of the Company's Board of Directors) and (ii) other actions (including, without limitation, actions to elect persons to serve as directors on the Company's Board of Directors, create committees of the Company's Board of Directors, fix the terms of persons serving as directors on the Company's Board of Directors and comply with any listing requirements of a securities exchange or securities market), as are approved by the Company's Board of Directors and the Requisite Parties in connection with the initial proposed sale of the Company's securities in the public offering.

        Notwithstanding the foregoing, the obligations of the Selling Shareholders under the Drag-Along Agreement are subject to the satisfaction of certain conditions with respect to the subject transaction, including limitations on permitted representations and warranties of the Selling Shareholders, limitations on the obligation of the Selling Shareholders to enter into covenants not to compete or not to solicit and, with respect to a merger with another private company, the treatment of the merger as a transaction that will trigger the liquidation preference of the Series A Preferred Stock.

  Conditions to the Offer

        The Company's obligations to purchase Shares validly tendered and not otherwise validly withdrawn are subject to certain conditions including, without limitation, (i) the consummation of the sale of the Series A Preferred Stock pursuant to the Recapitalization Agreement, (ii) the absence of any material adverse change in the financial condition, business, results of operations or prospects of the Company or the Company's status under any securities laws, (iii) the satisfaction of all applicable legal requirements of California General Corporations Law Section 500 et seq., (iv) the absence of threatened or instituted actions related to the Offer, and (v) the enactment or enforcement of laws which may have an adverse effect on the Company or the Offer. See Section 13 for a complete explanation of the conditions to the Company's obligation to purchase Shares validly tendered.

        In addition to the conditions listed above, the Company's obligations to purchase Shares from each Selling Shareholder, individually, is conditioned on such Selling Shareholder executing the Drag-Along Agreement.

        The Company reserves the right (but shall not be obligated), in accordance with applicable state and federal law or regulation, to waive any or all of such conditions. If any or all of such conditions have not been satisfied prior to consummation of the repurchase contemplated by this Offer, the Company may elect to (i) extend the Offer in the manner described in Section 3 below, (ii) waive the unsatisfied conditions and, subject to complying with applicable state and federal law and regulations, accept for payment all Shares so tendered and not extend the Offer or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to Selling Shareholders. If the waiver of any condition set forth in Section 13 is deemed to constitute a material change to the information previously provided to the shareholders, the Company may be required to keep the Offer open for an additional period of time or disseminate information concerning such waiver.

  3.    Acceptance for Payment and Payment for Shares

        Subject to the terms and the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), the Company will purchase, by accepting for payment, and will pay for, any and all Shares validly tendered (subject to the limitations in Section 2) and not otherwise validly withdrawn prior to the Expiration Date promptly after (i) the satisfaction or waiver of the conditions to the Offer set forth in Section 13 and (ii) the Expiration Date.

        In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Escrow Agent, pursuant to the procedures set forth in Section 4, of:

            (i)  Share certificates for such Shares (each, a "Share Certificate") duly endorsed or accompanied by appropriate stock powers (in form provided herewith as Exhibit A) executed by the Selling Shareholder (or an Affidavit of Lost Certificate (in the form attached hereto as Exhibit B) duly executed by such Selling Shareholder in the event that such Selling Shareholder has lost, misplaced, had stolen or is otherwise unable to locate the original Share Certificate);

           (ii)  the Letter of Transmittal, validly completed and duly executed;

          (iii)  a Substitute Form W-9, if applicable;

          (iv)  the Drag-Along Agreement, duly executed;

           (v)  if the Selling Shareholder is exercising Qualifying Options and tendering the Shares acquired on exercise of the Option under the Offer, the Notice of Stock Option Exercise in the form attached hereto as Exhibit C (the "Option Notice") validly completed and duly executed; and

          (vi)  any other documents required by the Instructions Forming Part of the Terms and Conditions of the Offer.

        IF YOU HAVE ALREADY PROPERLY DELIVERED SHARE CERTIFICATES OR AN AFFIDAVIT OF LOST CERTIFICATE (IN ACCORDANCE WITH ITEM 3(i) ABOVE) REPRESENTING THE SHARES TENDERED PURSUANT TO THE LETTER OF TRANSMITTAL, YOU DO NOT NEED TO REDELIVER SUCH CERTIFICATES OR AFFIDAVIT. HOWEVER, IN ORDER TO PARTICIPATE IN THE OFFER YOU DO NEED TO COMPLY WITH EACH OF THE REMAINING PROCEDURES SET FORTH ABOVE.

        The Company expressly reserves the right, at any time and from time to time, to extend the period during which the Offer is open if any of the conditions to the Offer have not been satisfied on or before the Expiration Date. Such extension shall be effective only if notice of such extension is deposited in the United States mail, postage paid, addressed to the holders of Shares prior to 5:00 p.m. Pacific Time on the Expiration Date.

  Acceptance of Tendered Shares

        For purposes of the Offer, the Company will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered as, if and when the Company gives written notice of such acceptance to the holder(s) of the Shares to be purchased. The Company may give such notice at any time after the Shares have been validly tendered, rather than wait until the occurrence of the Expiration Date (subject to a Selling Shareholder's right to withdraw set forth herein), but the Company shall not be obligated to pay for such Shares until the satisfaction of the conditions set forth above in this Section 3 and elsewhere in this Offer; provided, however, that the Company may not accept the Offer with respect to any validly tendering Selling Shareholders unless it accepts the Offer with respect to all validly tendering Selling Shareholders.

        In all cases, subject to the terms and conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by mailing to the holders of the Shares purchased a check for the applicable Net Offer Price, less required withholdings and the pro rata share of the Escrow Holdback. If mailed, the check will be mailed to the address shown below the holder's name on the Letter of Transmittal. Under no circumstances will interest on the Offer Price be paid.

        If any tendered Shares are not purchased pursuant to the Offer for any reason, Share Certificates representing Shares not purchased will be returned, without expense to the Selling Shareholder, as promptly as practicable following the expiration, termination or withdrawal of the Offer.

  4.    Procedures for Accepting the Offer and Tendering Shares

  Valid Tender of Shares

        In order for Shares to be validly tendered pursuant to the Offer, in all cases, the Letter of Transmittal, properly completed and duly executed, Share Certificates, duly endorsed to the Company or accompanied by executed stock powers, together in each case with any required signature guarantees and any other documents required by the Letter of Transmittal, including a Substitute Form W-9, if applicable, must be received by the Escrow Agent at its address set forth on the Letter of Transmittal on or prior to the Expiration Date.

        THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE SELLING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY SHEPPARD, MULLIN, RICHTER & HAMPTON, LLP. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. WE RECOMMEND YOU DELIVER ALL DOCUMENTS IN THE ENCLOSED FEDEX ENVELOP.

  Signature Guarantees

        No signature guarantee is required on the Letter of Transmittal if the Letter of Transmittal is signed by the registered holder of Shares tendered therewith and payment is to be made solely to the registered holder at the address set forth in the Company's shareholder records. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an eligible institution as provided in the Letter of Transmittal.

        The tendered Share Certificates must be duly endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates, and, if required as provided in the preceding paragraph, with the signatures on the certificates, or stock powers guaranteed by an eligible institution as provided in the Letter of Transmittal.

  Backup Federal Income Tax Withholding

        Under the backup federal income tax withholding applicable to certain shareholders (other than certain exempt shareholders, including, among others, all corporations and certain foreign individuals), the Company may be required to withhold a portion of the amount of any payments made to such shareholders pursuant to the Offer.

        TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING, EACH SHAREHOLDER MUST PROVIDE THE ESCROW AGENT WITH SUCH SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY SUCH SHAREHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE INSTRUCTION 6 OF THE LETTER OF TRANSMITTAL.

  5.    Withdrawal Rights

        Once Shares are tendered, the shareholder will not be able to withdraw the Shares from the Offer except pursuant to the provisions of this Section 5. Shareholders who wish to exercise their right of withdrawal with respect to previously tendered Shares must give written notice of withdrawal (a "Withdrawal Notice") to Sheppard, Mullin, Richter & Hampton, LLP at the address set forth in the Letter of Transmittal. A Withdrawal Notice will only be effective if it (i) is received by Sheppard,

Mullin, Richter & Hampton, LLP prior to 5:00 p.m. Pacific Time on the Expiration Date, (ii) specifies the name of the person who signed the Letter of Transmittal on behalf of such shareholder and, if different, the name of the registered holder of the Shares to be withdrawn, (iii) specifies, by number, the Share Certificates to be withdrawn, and (iv) is signed exactly as the name or names of the registered holder or holders appear on the Share Certificates to be withdrawn, with the signatures guaranteed by an eligible institution to the same extent and in the same manner that such signatures were required by the terms of the Letter of Transmittal to be guaranteed when the applicable Share Certificates were tendered. Selling Shareholders may deliver a Withdrawal Notice by facsimile.

        Any Shares properly withdrawn may thereafter be re-tendered by a Selling Shareholder by following the procedures for validly tendering shares set forth in this Offer and the Letter of Transmittal.

  6.    Determination of Validity

        All questions as to the interpretation of the terms of the Letter of Transmittal or any other document included herewith, the form of documents and the validity, eligibility and acceptance for payment of any tender of Shares or any Withdrawal Notice will be determined solely by the Company, whose determination shall be final and binding on all parties. The Company reserves the absolute right, in accordance with applicable state and federal law or regulation, to reject any or all tenders and Withdrawal Notices determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares, Withdrawal Notice or any other document hereunder delivered by any particular Selling Shareholder whether or not similar defects or irregularities are waived in the case of other Selling Shareholders.

        No tender of Shares or Withdrawal Notice will be deemed to have been validly made until all defects and irregularities with respect to such tender or Withdrawal Notice have been cured or waived by the Company. None of the Company nor any of its affiliates or assigns will be under any duty to give any notification of any defects or irregularities in tenders, Withdrawal Notices or any other document delivered in connection with the Offer or incur any liability for failure to give any such notification.

  7.    Certain United States Income Tax Consequences

        Sale of Shares.    The sale of Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and, as such, may be treated as either a sale or exchange transaction or a distribution taxable as a dividend. It may also be taxable under applicable state, local, foreign and other tax laws. The discussion in this Section relates to Shares that were acquired by the Selling Shareholder other than upon exercise of stock options issued by the Company to the Selling Shareholder. The discussion in the following Section titled "Exercise of Options and Sale of Shares" relates to Shares that were acquired by the Selling Shareholder upon exercise of stock options issued by the Company to the Selling Shareholder.

        A redemption of the Shares of Common Stock by the Company will be treated as a sale or exchange if, immediately after the closing of the Offer, the holder of the Shares redeemed holds less than 50% of the total combined voting power of all classes of stock of the Company entitled to vote and the holder's percentage stock interest in the Company is less than 80% of his or her percentage stock interest in the Company immediately before the closing of the Offer (as such percentage stock interest is determined both with reference to voting power and fair market value of the outstanding stock of the Company and after the application of special ownership attribution rules that treat a person as the owner of stock held by certain of the person's relatives and related entities). If a repurchase of Shares Common Stock is treated as a sale or exchange, the Selling Shareholder will recognize capital gain or loss based on the difference between the amount the Net Offer Price realized and the tax basis of the holder in the Shares repurchased, and such capital gain or loss would be long-term capital gain or loss if the Shares were held for more than one year at the time of repurchase.

        If a redemption of Shares pursuant to the Offer is not treated as a sale or exchange, then the amount received on repurchase would be considered a distribution for federal income tax purposes that would be treated as follows: (a) first, as a distribution of any income of the Company allocable to such Shares while the Company was an S corporation and that has not yet been distributed, (b) second, as a dividend to the extent of any C corporation earnings and profits of the Company allocable to such Shares, (c) third, as a distribution of basis in the holder's Shares, and (d) finally as capital gain. The Company believes that it has some C corporation earnings and profits.

        Exercise of Options and Sale of Shares. A holder who exercises a Nonqualified Stock Option will have compensation income equal to the excess of the fair market value of the Common Stock acquired upon exercise over the exercise price paid and will be subject to income and employment taxes and withholding on such compensation income, and the shares of Common Stock so acquired will have a tax basis equal to such fair market value. Any gain or loss upon sale of such Common Stock pursuant to the Offer will be taxed as described in the above Section titled "Sale of Shares", provided, however, that any capital gain or loss will be treated as short-term capital gain or loss as the shareholder will not have held the Shares for more than one year at the time of repurchase.

        The tax treatment of a holder who exercises an Incentive Stock Option will vary depending on whether the holder tenders in the Offer the shares acquired upon exercise of the Option or continues to hold such shares. A holder who exercises an Incentive Stock Option and continues to hold the acquired shares will not have compensation income as a result of such exercise, but will have alternative minimum taxable income equal to the excess of the fair market value of the Common Stock acquired upon exercise of the Option over the exercise price paid. A holder who exercises an Incentive Stock Option and tenders the acquired shares in the Offer will be deemed to have made a "disqualifying disposition" of the shares and will have compensation income equal to the excess of the fair market value of the Common Stock acquired upon exercise over the exercise price paid and will be subject to income and employment taxes and withholding on such compensation income. In addition, upon the holder's sale of the acquired shares in the Offer, any gain or loss realized by the holder upon sale of the acquired shares will be taxed as described in the above Section titled "Sale of Shares", provided, however, that any capital gain or loss will be treated as short-term capital gain or loss as the shareholder will not have held the Shares for more than one year at the time of repurchase.

        THE FOREGOING DOES NOT PURPORT TO BE AN ANALYSIS OF ALL OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO PARTICIPATION IN THE OFFER, AND IS NOT TAX ADVICE. IN ADDITION, THE FOREGOING ASSUMES THAT ALL SHARES ARE HELD AS CAPITAL ASSETS AND THE HOLDER HAS NOT ENGAGED IN ANY SHORT SALE, HEDGE OR OTHER TRANSACTION THAT COULD AFFECT THE TAX CONSEQUENCES OF THE REPURCHASE OF THE SHARES PURSUANT TO THE OFFER. ALL SHAREHOLDERS DESIRING TO PARTICIPATE IN THIS OFFER ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF TENDERING INTO THE OFFER, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

  8.    Certain Information Concerning the Company

  Description of Business

        The Company is a leader in online advertising services, providing cost-effective customer acquisition and brand awareness solutions for direct marketers, brand marketers and advertising agencies. The Company provides these services through its growing network of over 7,500 small to medium-sized websites ("SMWs"), delivering more than 6.5 billion advertisements, and reaching over 68 million unique Internet users each month. Fastclick's proprietary optimization technology enables advertisers to improve advertising campaign performance, while maximizing the media value of publishers' websites. Fastclick brings together advertisers and publishers creating a highly valuable network effect, where both groups benefit through Fastclick's transparent "managed market bidding system."

        With one of the highest average payouts in the industry (65% net to publishers), consistent 25-day payment terms, a lucrative referral program and detailed activity reporting, Fastclick has created a loyal and rapidly growing network of publishers. Additionally, through its proprietary optimization technology, Fastclick increases the performance, and therefore revenue, generated by the publisher's website. This comprehensive service has positioned Fastclick as one of the premier revenue programs for the Internet publisher community.

        Similarly, Fastclick's offerings and return-on-investment ("ROI") driven results have created a growing and recurring group of advertising clients. Fastclick's technology automatically tracks, optimizes and reports the results of advertising campaigns, thereby maximizing performance. Advertisers have the option to change the creative and targeting of their campaigns to enhance performance, as well as further optimize results based on click-through-rate ("CTR") or cost-per-acquisition ("CPA"). As advertising campaigns deliver better performance, advertisers can scale their media buys through the Company's managed-market bidding system, and control pricing and subsequent volume. With conservative frequency of delivery, automated optimization technology and an intense focus on ROI, Fastclick has developed a reputation for delivering consistently high levels of advertising performance that meet or exceed client expectations.

  Fastclick Solutions

        Fastclick enables advertising customers and Internet publishers to deliver advertising on websites and manage the campaign planning, execution, analysis and optimization.

        Fastclick Ad Network.    The Fastclick Ad Network has aggregated more than 7,500 active websites and delivers over 6.5 billion advertisements per month. This network enables web publishers to maximize revenues from advertisement inventories, while maintaining control and flexibility to choose which advertising campaigns they run. For advertisers, Fastclick provides a cost-effective platform for reaching and building large online audiences, as well as the option to manage Internet campaigns actively by personally managing the campaign or passively by utilizing Fastclick's automated optimization technology.

        The Company's web-based technology platform enables advertisers to manage and optimize online advertising campaigns. It offers the following features and functionalities:

        •    Performance Targeting.    Advertisers can maximize their ROI, with an array of simultaneous targeting filters, including content channel or category, visitor geography, time of day, bandwidth, internet service provider ("ISP") and browser. The Company also provides the ability to manage advertising campaigns through a variety of pricing models, such as by impressions ("CPM"), clicks ("CPC"), actions, leads or sales ("CPA"). Additionally, advertisers can employ conservative frequency of delivery to ensure that campaigns generate the desired reach in a cost-effective manner.

        •    Proprietary Optimization Technology.    The Company's automated optimization technology enables advertisers to easily and cost-effectively test a campaign's site placement and creative to meet the specific advertising campaign objectives. Campaign optimization is achieved by automatically (or manually) selecting only the publishers that are performing well for a particular campaign based on CTR and/or CPA. Impressions, clicks and actions are tracked by category, sub-category and individual website, as well as ad format. Performance is tracked back to the source of the inventory and the creative used. Through this feedback, advertisers can automatically (or manually) refine the campaign to maximize their ROI.

        •    Interactive Reporting/Management Interface.    Fastclick's user-friendly interface offers a variety of interactive features with reporting, analytics and decision support tools so that advertising campaigns can be managed entirely online. Hourly updates disclose impressions, clicks and actions by campaign, creative and website in both tabular and graphical formats. Through this interface, advertisers can optimize their campaigns with the click of a mouse and publishers can choose which campaigns they want to run on their websites. Other key interactive features include the ability to pause campaigns, the flexibility to upload creative content and purchase ad inventory via credit card.

        •    Ad Format Flexibility.    Fastclick offers a variety of creative formats and rich media ads, including banners, pop-unders, interstitials and InVues, as well as new larger formats like leaderboards, skyscrapers and rectangles. These ads can also incorporate rich audio and video content.

        •    Managed-Market Bidding System.    Through Fastclick's "managed-market bidding system" advertisers and publishers receive a high degree of pricing transparency, with true marketplace timing based on current supply and demand levels of ad inventories. Advertisers select appropriate price levels, based on campaign objectives and in the context of historical inventory and pricing information. The value of publisher inventory is maximized using delivery algorithms that focus on preference by effective CPM (eCPM).

        •    Scalable, Automated Platform.    The Company's serving engine and back-end network designs combine with fully redundant content delivery to provide an ad serving and management system currently delivering more than 250 million impressions per day. The sales and service infrastructure is grounded in fundamental principles of efficiency and automation, allowing the Company to pay publishers more and charge advertisers less, and to provide excellent customer service and achieve industry leading margins.

        AdServer®.    Fastclick's AdServer currently serves over 4.5 billion ads per month (i.e., non-Fastclick network ads) and accounting for approximately 2% of Fastclick's revenues, AdServer is a third-party ad-serving solution enabling advertisers, publishers and agencies to manage their advertising activity across all of their online media. The web-based solution enables the implementation, management, optimization and reporting of online advertising campaigns through a highly interactive user interface. AdServer offers the following features:

        •    Customization and Support.    AdServer accounts are highly customized to provide unique functionality and tailored reporting for each customer. AdServer provides the ability to manage advertising using any and all campaign pricing models: impressions, clicks, actions, leads, sales, or any other user-defined event. The flexibility to incorporate multiple pricing points in the same campaign enables accurate accounting for the value of various metrics. Additionally, AdServer allows users to create new ad formats in minutes, based on their own definition of size, structure and frequency cap. AdServer's customer support is included with the contracted CPM and content delivery rates.

        •    Automated Optimization.    Similar to the Ad Network, AdServer provides a suite of optimization techniques that automatically select the best creative and placements to attain the highest possible ROI. Impressions, clicks, and multiple post-click events can be tracked and assigned a CPM, CPC or CPA value. Performance is then tracked back to the source of the inventory and the creative used, closing the loop and providing the algorithm with the necessary data to deliver a higher ROI for the campaign.

  [Financial Highlights Table]

  Strategy

        Broaden Base of High Quality Inventory on the Network.    Fastclick has become one of the fastest growing advertising networks on the Internet for SMWs because it offers an industry leading payment program, easy-to-use online advertising campaign control and superior customer service. The Company will continue to build its network to increase available inventory for its advertisers, adding more branded website representation as well as a broader catalog of specialty sites to reach desired demographics. The Company maintains its commitment to quality content by carefully reviewing each network applicant site to ensure they meet specific standards.

        Increase the Value of Media by Delivering High ROI to Advertisers.    The Company has maintained premium pricing on its network by focusing on delivering a superior ROI to its clients. Fastclick continually upgrades its technology to improve its performance through new filtering, targeting and optimization methods, such as demographic filters, contextual targeting and local advertising. Moreover, the Company is constantly working with new creative ad formats to maximize the success of advertising campaigns. For example, it provides a variety of media options to reach the consumer, including banners, pop-unders, interstitials and InVues, as well as new larger in-page formats like leaderboards, skyscrapers and rectangles. These ads can incorporate rich audio and video content to further enhance their effectiveness.

        Target Advertisers through Agency and Direct Marketing Channels.    The Company attracts advertisers to its network through relationships with direct marketers and advertising agencies. The Company works primarily with direct marketers, which it supports with a fast-growing internal team of account managers. The Company also works with approximately 50 advertising agencies to bring advertisers into its network and intends to grow this channel by adding new agency relationships and deepening existing ones. The Company recently added sales representatives in New York, San Francisco and Chicago to increase traction and focus towards advertising agencies.

        Expand the Set of Marketing Programs Offered.    The Company intends to generate additional revenue from its network of publishers and advertisers by creating additional marketing programs. The Company will extend its existing online advertising inventory business to complimentary areas such as a representation model, international expansion, search engine marketing and other services enabling the Company to generate additional revenue from its current and future user base.

        Further Develop AdServer's Features and Functionality.    Fastclick is further developing its AdServer product to add new features and functionality, including an enhanced reporting suite and inventory management.

  Competitive Landscape

        The domestic online advertising market is made up of a number of direct and indirect competitors including: Advertising.com (under agreement to be purchased by America Online, Inc.), Tribal Fusion, ValueClick, DoubleClick, Burst Media, TrafficMarketPlace (Vendare Group) and AdvertismentBanners.com. Fastclick believes it competes favorably with these companies because of its automated optimization technology and large, loyal network of website publishers. The Company has in excess of 6,000 active websites, whereas competitors such as Burst! (2,000 sites) and Tribal Fusion (500 sites) have far fewer sites. Moreover, Fastclick has a highly efficient operating model resulting in industry leading operating margins in excess of 19%, outpacing larger competitors such as ValueClick (8%) and DoubleClick (1%). Fastclick's competitive advantage is sustained through its proprietary automation and optimization technologies, outstanding service and value-driven approach to the advertiser-publisher relationship.

  Management

        Kurt Johnson, Chief Executive Officer.    Kurt brings 18 years of management and investment banking experience to Fastclick. Most recently Kurt served as Chief Financial Officer for ValueClick from 1999 to 2002. During that period, Kurt was instrumental in leading ValueClick through an $85 million pre-IPO financing, the company's $76 million IPO and $280 million of strategic acquisitions, including OnResponse, MediaPlex and BeFree, to position ValueClick as a global provider of Internet advertising solutions.

        Fred Krupica, Chief Financial Officer.    Prior to joining Fastclick, Fred was Chief Financial Officer of WJ Communications, a developer and manufacturer of microwave devices for government electronics and space communications systems. Fred was responsible for directing WJ Communications' accounting, finance and information technology organizations. Fred also previously served as Chief Financial Officer of Magnetic Data Technologies LLC, an international repair manufacturer that was acquired by Solectron Corporation in June 2002. Prior to that, he was chief financial officer and chief operating officer at Patel Ventures and founder, president and chief financial officer of F&G Financial Services.

        Dave Gross, Director.    As co-founder of Fastclick, Dave has successfully led the Company from inception. During the first years of the Company's existence, Dave filled all executive roles, developing the business model, company practices and overall infrastructure to support the growing organization. Dave has 12 years of management and technical experience in online advertising, aerospace and automotive industries.

        Jeffrey Hirsch, Chief Revenue Officer.    Jeff brings to Fastclick 25 years of media, advertising, marketing and management experience. Jeff has successfully led the strategic planning, sales channel development, product development and corporate marketing activities for companies ranging from start-up to international in scope. Prior to joining Fastclick, Jeff was the VP of Business Development for ValueClick where he expanded the company's media network, more than doubling the available inventory prior to ValueClick's IPO.

        James Aviani, Chief Technology Officer.    James brings more than 16 years of experience in both technology innovation and engineering management to Fastclick. Prior to joining Fastclick, James led technology development for new business ventures at Cisco Systems, where he was responsible for a multitude of corporate initiatives and managed a team of 40 engineers. In addition to his extensive experience, James has authored five patents based on Internet content delivery.

        Shayne Mihalka, Executive Vice President, Strategic Development.    Shayne is a 5-year veteran of the Internet advertising industry and played a key role in the evolution of online advertising networks. Prior to joining Fastclick, Shayne was the VP of Business Operations and Network Development for ValueClick, where he was instrumental in the growth of the company from a startup to a publicly-traded corporation.

        Barry Anderson, Executive Vice President and General Counsel.    Barry brings to Fastclick over 30 years of international human resources, administration and legal experience. Prior to joining Fastclick, Barry served as SVP of Global Human Resources at VeriSign, Inc., where he managed all human resources, facilities and security functions for over 3,000 employees in 11 countries.

        Alexis Weaver, EVP Operations.    Alexis has 6 years of experience. Prior to joining Fastclick, Alexis managed the advertising and publicity for an international publishing company, ABC/CLIO, after having held general marketing positions in that company.

  Recent Developments

  Chief Financial Officer

        Pursuant to an employment agreement effective as of September 9, 2004, the Company hired Fred Krupica as its new Chief Financial Officer.

  Amendment and Restatement of Articles of Incorporation

        Contemporaneous with this Offer, the Company will submit to its shareholders for their consent a proposal to amend and restate its Articles of Incorporation in order to (i) increase the authorized number of shares of capital stock to 5,856,285, (ii) increase the authorized number of shares of Common Stock to 3,725,000, (iii) increase the authorized number of shares of preferred stock to 2,131,285, (iv) designate 2,131,285 shares of Series A Preferred Stock, and (v) designate the rights and preferences of the Series A Preferred Stock. Written shareholder consents approving the amendments from the holders of more than 50% of the outstanding shares of the Company's Common Stock are required to duly approve the amendment and restatement of the Company's Articles of Incorporation in accordance with Sections 902 and 903 of the California Corporations Code. Upon obtaining the requisite written consents, the Company shall amend and restate its Articles of Incorporation by filing with the California Secretary of State its Amended and Restated Articles of Incorporation.

  Equity Incentive Plans

        The Company anticipates that, prior to closing the repurchase of the Shares, it will terminate its 2003 Ownership Equivalency Plan, cease issuing stock options under its 2000 Equity Participation Plan and adopt a new 2004 Stock Incentive Plan and reserve up to 499,839 shares of Common Stock for issuance thereunder.

  Board of Directors

        Upon consummation of the Recapitalization, the Company's Board of Directors shall consist of seven directors. Pursuant to a Voting Agreement to be entered into by the Company, the Investors, the Founders and certain employees of the Company, the Investors shall have the right to nominate and elect three directors, who shall initially be Dan Nova, Bob Davis and Fredric W. Harman, the Chief Executive Officer of the Company, Kurt Johnson currently, shall be a director, the holders of a majority of the outstanding Common Stock shall have the right to nominate and elect a director, who shall initially be David Gross, and the remaining two directors shall be mutually acceptable to the Investors holding two-thirds of the outstanding shares of Series A Preferred Stock and the holders of a majority of the outstanding Common Stock. As of the date hereof the two remaining directors have not been identified.

        Bob Davis is a Venture Partner at Highland Capital Partners focusing on information technology investments and specializing in digital media and software start-ups. He represents Highland on the boards of Navic Networks, Performix Technologies, Quigo and Turbine Entertainment. Prior to joining Highland, Bob served as the Chief Executive Officer of Terra Lycos and was responsible for the day-to-day operations of the company. Before the combination of Terra and Lycos in October 2000, Bob was President and Chief Executive Officer of Lycos, Inc., and was the company's first employee in June of 1995.

        Dan Nova is a Managing General Partner at Highland Capital Partners focusing on technology with specific experience and interest in emerging broadband, interactive television and media technologies. Dan currently serves on the boards of CMI Marketing, Coremetrics, GlobalStreams, Gotuit Media, N2 Broadband, Navic Networks, Topica and Whole Body. His portfolio also includes Ask Jeeves (Nasdaq:ASKJ), Be Free (Nasdaq:BFRE), Digital Market (acquired by Agile Software), eToys (Nasdaq:ETYS), Gamesville (acquired by Lycos), MapQuest.com (acquired by AOL), New York Times Digital, NextCard (Nasdaq:NXCD), Quote.com (acquired by Lycos) Raindance Communications (Nasdaq:RNDC), RoweCom (Nasdaq:ROWE) and Terra Lycos (Nasdaq: TRLY). Prior to joining Highland in 1996, Dan was a Partner at CMG@Ventures where he co-led the partnership's investment activities in early-stage Internet companies. While at CMG@Ventures, Dan co-founded Lycos, Inc. in June of 1995, and played an integral role from its inception to its IPO in April of 1996, and finally through its sale to Terra Networks in 2000.

        Fredric W. Harman joined Oak Investment Partners as a General Partner in July 1994 after seven years with Morgan Stanley's Venture Capital Group where he was a General Partner. Fred's primary focus is on Internet/Enterprise software and services. While at Oak, Fred has led Internet infrastructure investments in Aventail, Exodus, Inktomi (Yahoo) and Internap. Other Internet service companies include aQuantive, Campus Pipeline (SCT), Cobalt, NetBlue, and Qpass. Enterprise application investments include Business Engine, Captura (Concur), Knowledge Networks, Concerto (merged with Melita), Pivotal, Primus Knowledge Solutions, Quintus (Avaya), Securant (RSA), and Talisma. He also has led outsourced services investments in Sutherland Global Services and in International Manufacturing Services ("IMS") and VXI Electronics (both acquired by Celestica). Prior to joining Morgan Stanley, Fred worked in Business Development at Hughes Communications where he was involved in the formation of the predecessor to DirectTV.

  Value of the Company

        As of July 31, 2004, the Company's cash balance was approximately $3,030,696.00. The Company anticipates receiving a gross amount of up to $75,000,000 from the sale of its Series A Preferred Stock, up to $55,000,000 (less the Fees) of which will be set aside in an escrow account to fund this Offer. The sale of the Series A Preferred Stock pursuant to the Recapitalization Agreement implies an equity valuation of approximately $100,000,000 immediately prior to the Recapitalization, and approximately

$120,000,000 immediately after the closing of the Recapitalization (assuming full participation by all shareholders up to their respective Pro Rata Share).

        The Company's estimated value was not determined with the help of, or reviewed or analyzed by, a professional appraiser or similar valuation expert at the Company's request. As a result of the foregoing, the actual value of the Company's outstanding stock may vary, perhaps materially, from the estimate given herein. The Company cannot be certain that it is aware of all information that is material to a determination of the value of any of its holdings. You are strongly cautioned not to put undue reliance on these estimates in making a decision about whether or not to tender any or all of your Shares.

  Fastclick.com, Inc. Capitalization

        As of July 30, 2004, the fully diluted Common Stock ownership of the Company prior to the Recapitalization is as follows (assuming an expansion of the Option Pool by 264,385 shares of Common Stock and the purchase or termination by the Company of all outstanding Ownership Equivalent Rights granted under the 2003 Ownership Equivalency Plan):

Owner	Shares	Percentage (approx.)
Common Stock	2,174,988	76.5%
Options Granted (vested and unvested)	170,913	6.0%
Option Pool Available	495,585	17.5%
Total	2,841,486	100%

        Assuming the Company repurchases the Minimum Amount of Shares in the Offer, the fully diluted Common Stock ownership of the Company immediately following the consummation of the Recapitalization shall be as follows:

Owner	Shares	Percentage (approx.)
Common Stock	1,038,302	30.5%
Options Granted (vested and unvested)	170,913	5.0%
Option Pool Available	495,585	14.5%
Series A Preferred	1,705,029	50.0%
Total	3,409,829	100%

        Assuming the Company repurchases the Maximum Amount of Shares in the Offer, the fully diluted Common Stock ownership of the Company immediately following the consummation of the Recapitalization shall be as follows:

Owner	Shares	Percentage (approx.)
Common Stock	612,044	18.0%
Options Granted (vested and unvested)	170,913	5.0%
Option Pool Available	495,585	14.5%
Series A Preferred	2,131,285	62.5%
Total	3,409,827	100%

  9.    Determination of Net Offer Price

        The Net Offer Price shall be calculated as follows: (a) $35.19 (the Offer Price) minus (b) the quotient of (i) the amount of the Fees estimated to be approximately $629,240 and (ii) the total number of Shares that the Company purchases from Selling Shareholders pursuant to this Offer.

        NOTWITHSTANDING THE FOREGOING, NO REPRESENTATION IS MADE BY ANY PARTY THAT THE OFFER PRICE OR NET OFFER PRICE IS FAIR TO THE HOLDERS OF THE SHARES. THE OFFER PRICE OR NET OFFER PRICE MAY BE LESS OR MORE THAN THE ACTUAL FAIR MARKET VALUE OF THE SHARES. THE COMPANY'S MANAGEMENT AND BOARD MAKE NO RECOMMENDATION AS TO WHETHER SHAREHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER AND TAKE NO POSITION WITH RESPECT TO THE FAIRNESS OF THE OFFER PRICE OR NET OFFER PRICE OR ANY OTHER TERMS OF THE OFFER. THE COMPANY'S BOARD OF DIRECTORS DID NOT REQUEST, AND DID NOT RECEIVE, A FAIRNESS OPINION FROM ANY FINANCIAL ADVISOR WITH RESPECT TO THE OFFER PRICE OR NET OFFER PRICE.

        The most recent price at which the Company granted compensatory Common Stock options to Company employees was $12.75 per share on June 2, 2004. This value was determined in good faith by the Company's Board of Directors. The Company has not issued any shares of Common Stock or options or rights to acquire shares of Common Stock after June 2, 2004. The Company expects that the fair market value of the Company's Common Stock will increase as a result of the closing of the transactions contemplated in the Recapitalization Agreement. The fair market value of the Company's Common Stock may also be affected, positively or negatively, as a result of this Offer.

  10.    Shareholder Access to Company Information

        Together with the Offer, the Company has included the unaudited financial statements of the Company as of and for the year ended December 31, 2003 and the unaudited financial statements of the Company as of and for the six (6) months ended June 30, 2004, all of which are incorporated by reference into the Offer. The Company is not subject to the public information and reporting requirements of the Exchange Act and is not required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission relating to its business, financial condition and other matters. However, we invite you to call Kurt Johnson, the Company's Chief Executive Officer, at (805) 568-5334 to further discuss the Company's business, management and financial affairs before you make a decision whether or not to sell us your Shares. Reicker, Pfau, Pyle, McRoy & Herman LLP ("Shareholder Counsel") has been retained to act as special counsel to the shareholders in connection with this Offer. If you have any legal questions regarding this Offer or its terms please call Bruce McRoy, Esq. of Reicker Pfau, at (805) 966-2440.

        NOTHING IN THIS DOCUMENT CONSTITUTES SPECIFIC LEGAL ADVICE TO ANY SHAREHOLDER WITH RESPECT TO HIS OR HER PARTICIPATION IN THE OFFER OR THE TAX CONSEQUENCES OF SUCH PARTICIPATION IN THE OFFER. SHAREHOLDER COUNSEL HAS NO OBLIGATION TO INVESTIGATE ANY MATTERS RELATING TO THE COMPANY OR THE OFFER OCCURRING AFTER THE DATE OF THIS DOCUMENT OR TO ADVICE ANY SHAREHOLDER WITH RESPECT TO ANY SUCH EVENT.

  11.    Risk Factors

        Shareholders should carefully consider the risks described below before making a decision whether or not to tender Shares. The Offer contains forward-looking statements based on current expectations which involve risks and uncertainties. The Company's results of operations could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risk factors set forth below and elsewhere in the Offer. The cautionary statements made in the Offer should be read as being applicable to all forward-looking statements wherever they appear in the Offer.

Consequences and Risks of Tendering Shares

        The Investors will have significant control of our management and affairs.

        Following the completion of this Offer, the Investors will beneficially own a substantial percentage of the outstanding capital stock of the Company. As a result, the Investors may be able to control our management and affairs and matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control. In addition, pursuant to the Drag-Along Agreement, the Investors could require the shareholders of the Company to approve a transaction resulting in a change of control of the Company. Furthermore, depending on the structure of the transaction, such transaction could also require a sale of such shareholders' Shares.

        Shareholders who tender Shares will have no future participation in Company gains or profits with respect to Shares sold.

        The sale of Shares pursuant to the Offer will mean that, with respect to Shares sold, Selling Shareholders will no longer have the opportunity to continue their interests in the Company and therefore will not share in the Company's future earnings, if any, and potential growth. In the event that the Company's business significantly increases in value, any Selling Shareholder would forfeit the opportunity to share in any resulting increase in value of the Company's capital stock or distributions thereon with respect to the Shares sold in the Offer. The industry in which the Company is operating is new and rapidly evolving and therefore it is difficult to predict the future growth rate, if any, and size of the market. If the size of the market were to experience significant growth, and the Company gains significant acceptance for its services and offerings in the market, the value of the Company's capital stock may consequently rise.

        Certain Tax Consequences

        Set forth in Section 7 above is a discussion of the income tax consequences of a Selling Shareholder's sale of Shares in the Offer. While the Company believes that it is more likely than not that the tax treatment of a Selling Shareholder's sale of Shares in the Offer will be as described in such Section, the Company has not requested a ruling from the Internal Revenue Service as to such tax treatment and it is possible that the Internal Revenue Service will attempt to tax a Selling Shareholder's sale of Shares in the Offer in a manner different from that described in such Section. In addition, the tax treatment of any particular Selling Shareholder's sale of Shares in the Offer will depend upon that Shareholder's particular tax and financial position and may differ from the treatment described in such Section. Also, any distribution of the Company's taxable income for the portion of calendar year 2004 prior to and through the end of the Closing Date is subject to compliance with California Corporations Code Section 500 et. seq. at the time of such distribution. As a result, it is possible that Shareholders may not ultimately receive distributions for such portion of calendar year 2004 equal to the amount of the Company's taxable income allocated to them for that period, or the Shareholders may receive such distributions later than the time or times they are required to make estimated or final income tax payments for 2004.

        ALL SHAREHOLDERS DESIRING TO PARTICIPATE IN THIS OFFER ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF TENDERING INTO THE OFFER, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

        There is no guarantee of any future offer to purchase Shares or other market for Shares.

        Shareholders who decide not to tender their Shares pursuant to this Offer should be aware that the Company is under no obligation to extend this Offer or make a similar offer at any time in the future and that there is no commitment on the part of the Company ever to offer to purchase any Shares in the future. However, in the event the Company does seek to acquire additional Shares through private purchases, additional tender or exchange offers or otherwise offers to purchase any Shares in the future, which it currently does not have any plans to do, the terms and prices offered may be more or less favorable than, or the same as, those of the Offer. Shareholders who do not tender their Shares may have no opportunity to realize a liquidity event with respect to their Shares and face substantial risks and uncertainties with respect to the value of their Shares.

Risks Affecting the Company

        The Company's growth could be impaired if it remains or becomes more difficult for the Company to raise capital.

        The Company may require access to capital markets to fund its operations. If the market for the securities of technology companies in its industry were to deteriorate for an extended period of time, or at a time when the Company needed to raise capital, the Company may not be able to raise any required capital and the Company's business and financial condition could be seriously harmed.

        The Company may need to raise additional funds at a later date and cannot be certain that additional financing will be available to it on favorable terms when required, or at all. The Company's ability to issue debt securities or to service any debt it does issue may also be limited by the Company's ability to generate cash flow. If the Company issues equity or securities convertible into equity, its shareholders will be diluted.

        The Company's key personnel may leave which could disrupt its operations and harm its business.

        The Company's future success depends upon the continued service of its executive officers and other key personnel. Other than Kurt Johnson (Chief Executive Officer), Fred Krupica (Chief Financial Officer) and James Aviani (Chief Technology Officer), none of the Company's officers or key employees is bound by an employment agreement for any specific term (though the Company may elect to enter into employment agreements with one or more officers or key employees in the future). If the Company lost the services of one or more of its key employees, or if one or more of its executive officers or employees decided to join a competitor or otherwise compete directly or indirectly with the Company, the Company's business could be harmed. The Company cannot assure that it will be able to successfully retain its key personnel or, in the event the Company were to lose the services of any key personnel, to replace such personnel.

        Misappropriation of the Company's intellectual property and proprietary rights could impair the Company's competitive position. Claims of intellectual property infringement by third parties could cause the Company to incur expenses or become involved in litigation.

        The Company regards its trade secrets, patentable inventions and similar intellectual property as critical to its success, and it relies on copyright law, trade secret protection, trademark and patent law and confidentiality and/or license agreements with employees, contractors, companies, partners and others to protect its proprietary rights. The Company may not, however, apply for or be issued patents covering all of its patentable inventions. Moreover, the laws of some foreign countries may not provide protection of the Company's intellectual property rights to the same extent as those of the United States. Unauthorized third parties might copy or reverse engineer and use information or technology that the Company regards as proprietary. If proprietary information were misappropriated, the Company might have to litigate to protect it. The Company may also face claims made against it, either directly or through contractual indemnification provisions with other companies. The Company may not have insurance to cover the claims, or its insurance may not provide sufficient coverage. If the Company incurs substantial costs because of this type of liability, its expenses will increase and its profits, if any, will decrease. Intellectual property litigation is expensive and time-consuming. The outcome of any such litigation will be uncertain, and the litigation could divert management's attention away from running its business. The Company cannot assure that the Company's products and services do not infringe on the intellectual property rights of third parties. Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of infringement against the Company, and its failure or inability to license the infringed or similar technology could adversely affect the Company's business.

        The Company may fail if its products and services are not commercially successful or if competitors provide superior offerings.

        The development efforts of the Company may not result in commercially successful products and services or products and services may be rendered obsolete by changing technology, new industry standards or new products introduced by competitors. Barriers to entry may not be high enough to discourage new competitors. Many well-established companies offer solutions that compete with those offered by the Company. The Company expects that additional companies will offer competing solutions in the future. Rapid technological changes make it difficult for technology companies to remain current with their technical resources in order to maintain competitive product and service offerings. Significant technological changes could render the Company's existing technology or other products and services rapidly obsolete. If the Company does not successfully respond to continuing technological developments or does not respond in a cost-effective way, the Company's business, financial condition and operating results will be adversely affected. The Company's competitors may develop products or services that are superior to, or have greater market acceptance than the products and services offered by the Company. The Company's competitors may have greater brand recognition and greater financial, marketing and other resources than does the Company. This may place the Company at a disadvantage in responding to its competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives. If the Company is unable to compete successfully against its competitors, it may fail.

        From time to time, we may be subject to a variety of claims and lawsuits and it is possible that one or more of those matters could be resolved in a manner that ultimately would have a material adverse impact on our business.

        From time to time, we may be subject to a variety of claims and lawsuits in the ordinary course of business. Adverse outcomes in any such claims or lawsuits could result in significant monetary damages or injunctive relief against us. If there occurs an unfavorable final outcome in any litigation against us, our financial position and results of operations may be materially adversely impacted.

        The enactment of new laws or changes in government regulations could adversely affect the businesses of the Company.

        Government regulations and legal uncertainties may place financial burdens on the Company's business. The adoption or modification of laws or regulations relating to the areas in which the Company operates could adversely affect the Company's business by increasing costs and administrative burdens or otherwise disrupting its business. Compliance with any newly adopted laws may prove difficult for the Company to comply with, may increase the Company's compliance and operating costs and may reduce the Company's net income and negatively affect its business. For example, the government has adopted and may adopt additional laws and regulations with respect to such areas as online advertising, user privacy, pricing, content, taxation, intellectual property protection, governance and disclosure.

        If we fail to manage our growth effectively, our expenses could increase and our management's time and attention could be diverted.

        As we continue to increase the scope of our operations, we will need an effective planning and management process to implement our business plan successfully in the rapidly evolving Internet advertising market. Our business, results of operations and financial condition will be substantially harmed if we are unable to manage our expanding operations effectively. We plan to continue to expand our sales and marketing, customer support and research and development organizations. Past growth has placed, and any future growth will continue to place, a significant strain on our management systems and resources. We will likely need to continue to improve our financial and managerial controls and our reporting systems and procedures. In addition, we will need to expand, train and manage our work force. Our failure to manage our growth effectively could increase our expenses and divert management's time and attention.

        We have a limited operating history and therefore our business may be difficult to evaluate.

        Because we have a relatively limited operating history, it may be difficult to evaluate our business and prospects. You should consider our prospects in light of the risks, expenses and difficulties frequently encountered by early-stage companies in the rapidly-changing Internet market. These risks include, but are not limited to, our ability to:

        •    maintain and increase the number of advertisers that use our products and services;

        •    continue to expand the number of products and services we offer and the capacity of our systems;

        •    adapt to changes in Internet advertisers' promotional needs and policies, and the technologies used to generate Internet advertisements;

        •    respond to challenges presented by the large number of competitors in the industry;

        •    adapt to changes in legislation regarding Internet usage, advertising and commerce;

        •    adapt to changes in technology related to online advertising filtering software; and

        •    adapt to changes in the competitive landscape.

        If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition could be materially and adversely affected.

        Our revenue growth could be negatively impacted if Internet usage and the development of Internet infrastructure do not continue to grow.

        Our business and financial results will depend on continued growth in the use of the Internet. Internet usage may be inhibited for a number of reasons, such as inadequate network infrastructures; security concerns; inconsistent quality of service and unavailability of cost-effective, high-speed service. If Internet usage grows, our infrastructure may not be able to support the demands placed on it and our performance and reliability may decline. In addition, web sites have experienced interruptions in their service as a result of outages, other delays occurring throughout the Internet infrastructure or sabotage. The Internet could lose its viability as a commercial medium due to delays in the development or adoption of new technology required to accommodate increased levels of Internet activity. If use of the Internet does not continue to grow, or if the Internet infrastructure does not effectively support our growth, our revenue could be materially and adversely affected.

        Our long-term success may be materially adversely affected if e-commerce does not grow or grows slower than expected.

        Because many of our customers' advertisements encourage online purchasing, our long-term success may depend in part on the growth and market acceptance of e-commerce. Our business will be adversely affected if e-commerce does not continue to grow or grows slower than now expected. A number of factors outside of our control could hinder the future growth of e-commerce, including the following:

        •    the network infrastructure necessary for substantial growth in Internet usage may not develop adequately or our performance and reliability may decline;

        •    insufficient availability of telecommunication services or changes in telecommunication services could result in inconsistent quality of service or slower response times on the Internet;

        •    negative publicity and consumer concern surrounding the security of e-commerce could impede our acceptance and growth; and

        •    financial instability of e-commerce customers.

        In particular, any well-publicized compromise of security involving web-based transactions could deter people from purchasing items on the Internet, clicking on advertisements, or using the Internet generally, any of which could cause us to lose clients and advertising inventory and could materially, adversely affect our revenue.

  12.    Source and Amount of Funds/Effect on Future Operations

        The Offer is expressly conditioned upon the consummation of the sale of the Series A Preferred Stock pursuant to the Recapitalization Agreement. Subject to compliance with California Corporations Code Section 500 et. esq., the Company will pay a distribution of taxable income allocable to the shareholders for the portion of calendar year 2004 during which the Company was a subchapter S corporation. The amount paid by the Company in termination of the Ownership Equivalents granted under its 2003 Ownership Equivalency Plan will be treated as an expense of the Company and has been included in calculating the foregoing approximate amount to be distributed to the shareholders. As of July 31, 2004, the Company's cash balance was approximately $3,030,696.00. The Company anticipates receiving approximately $75,000,000 from the sale of its Series A Preferred Stock pursuant to the Recapitalization Agreement, up to $55,000,000 of which (less the Fees) will be set aside in an escrow account to fund the Offer. The Company intends to use the cash from the sale of the Series A Preferred Stock remaining after the completion of the Offer for general operations. The Company does not believe that consummation of the Offer will adversely impact its future operations.

  13.    Certain Conditions of the Offer

        Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment or, subject to any applicable state or federal law or regulation, to pay for any Shares tendered and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered, and may amend the Offer or terminate the Offer if, at any time on or after the date of this Offer and before acceptance for payment of, or payment for, such Shares, any of the following events shall have occurred and be continuing:

          (a)   the consummation of the sale of the Series A Preferred Stock pursuant to the Recapitalization Agreement has not occurred;

          (b)   one or more conditions to the Offer has not been satisfied;

          (c)   the Company in its sole discretion determines that there has occurred a material adverse change in (i) the financial condition, business, results of operations or prospects of the Company or (ii) or the Company's status under any securities laws;

          (d)   there shall have been threatened, instituted or pending any suit, action, proceeding, inquiry, application, claim or counterclaim (collectively, "Actions") by or before any court, government, or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational of competent jurisdiction (each, a "Governmental Entity"), which (i) challenges the acquisition by the Company of the Shares (or any of them), or seeks to obtain any damages in connection with the foregoing, (ii) challenges the Company's amendment and restatement of the Company's articles of incorporation, (iii) makes or seeks to make the purchase of or payment for some or all of the Shares pursuant to the Offer otherwise illegal, or results in or may reasonably be expected to result in a delay in the ability of the Company to accept for payment or pay for some or all of the Shares, (iv) imposes or seeks to impose voting, procedural, price or other requirements in addition to those under California law and federal securities laws (each as in effect on the date of this Offer) in connection with the transactions contemplated by the Offer or any material condition to the Offer that is unacceptable to the Company, or (v) otherwise relates to the Offer, or which otherwise may reasonably be expected to materially and adversely affect the Company or the value of the Shares;

          (e)   any statute, rule, regulation, judgment, decree, order or injunction shall have been proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Offer or any other action shall have been taken, by any Governmental Entity that may reasonably be expected to, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

          (f)    the purchase of Shares tendered pursuant to the Offer does not satisfy the limitations set forth in the California General Corporation Law (the "CGCL") Sections 500 et seq. (as described in more detail in Section 14 below);

and such event or events, in the judgment of the Company, in its sole discretion, makes it inadvisable to proceed with such acceptance of Shares for payment or the payment for such at any scheduled Expiration Date.

        The foregoing conditions are for the sole benefit of the Company and may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date. If the Company closes the Offer and accepts the tender of any Shares, the Company shall be deemed to have waived its right to postpone the acceptance for payment or payment for any Shares tendered or amend or terminate the Offer by reason of the occurrence of any of the foregoing events.

        If the Company terminates the Offer by reason of the occurrence of any of the foregoing events, the obligations of the Selling Shareholders who have tendered Shares shall terminate and the Company shall promptly return to such Selling Shareholders all stock certificates and other documents delivered by them in connection with the Offer.

  14.    Certain Legal Matters

        Because the Offer contemplates that the Company will pay cash for any and all Shares tendered, the purchase and sale of Shares pursuant to the Offer will qualify as a distribution under Section 166 of the CGCL and therefore will be lawful only if the distribution satisfies three general limitations, set forth in CGCL Sections 500 et seq., that are intended to protect the interests of creditors of the Company. These general limitations are described below.

        First, the consideration for Shares tendered must either be paid out of the Company's retained earnings or, alternatively, after giving effect to the purchase of Shares pursuant to the Offer, the Company must maintain certain minimum ratios of assets to liabilities. More specifically, any distribution that results from the purchase of Shares must not reduce the Company's total assets below 1.25 times its total liabilities, nor its current assets below current liabilities. Second, the purchase of Shares pursuant to the Offer must not impair the Company's ability to pay its debts as they mature. Finally, the purchase of Shares pursuant to the Offer must not impair any liquidation or dividend priorities on outstanding preferred shares that are senior to the Shares.

        Under CGCL Section 506(a), any Selling Shareholder who receives payment for Shares pursuant to the Offer with knowledge of facts indicating that such transaction is improper under the distribution limitations of CGCL Sections 500 et seq. may be liable to the Company for the amount received by such Selling Shareholder, plus interest, until such amounts are repaid. Actions to enforce Section 506(a) may be brought in the Company's name by creditors of the Company.

        Given the Company's current financial position, the Company believes that it will be able to purchase Shares tendered pursuant to the Offer (subject to the limitations set forth in Section 2 above) without violating the distribution limitations of CGCL Sections 500 et seq.; however, if the Company in its sole discretion determines that any purchase or purchases of Shares pursuant to the Offer would lead the Company to violate such provisions of the CGCL, the Company shall not be required to accept for payment or, subject to any applicable state or federal law or regulation, to pay for any Shares tendered and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered and may amend the Offer or terminate the Offer.

  15.    Miscellaneous

        The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Company may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction. The Company presently believes that it may make the Offer in all jurisdictions in which it is currently aware that any of the Selling Shareholders reside.

        EXCEPT AS OTHERWISE SPECIFICALLY SET FORTH IN THIS OFFER, NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION AND NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. Neither the delivery of the Offer nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or its affiliates since the date as of which information is furnished or the date of this Offer.

EXHIBIT A

IRREVOCABLE STOCK POWER

        FOR VALUE RECEIVED, the undersigned,                         , does hereby sell, assign and transfer to FASTCLICK.COM,  INC., a California corporation (the "Company"),                          shares of the Common Stock of the Company, represented by Certificate(s) No(s).                         , inclusive, standing in the name of the undersigned on the books of the Company.

        The undersigned does hereby irrevocably constitute and appoint Secretary of the Company to transfer said stock on the books of the Company, with full power of substitution in the premises.

Dated:	, 2004
Signed by:
Print name:

EXHIBIT B

AFFIDAVIT OF LOST CERTIFICATE

        The undersigned ("Shareholder") hereby declares under penalty of perjury under the laws of the State of California as follows:

        Shareholder is the true and lawful, present and sole owner of the following certificate(s) (the "Lost Certificate(s)") evidencing                          (                        ) shares of Common Stock (the "Shares") issued by Fastclick.com, Inc., a California corporation (the "Company"):

Certificate No.	Principal Amount	Name in Which Issued

        Shareholder believes the Lost Certificate(s) to be lost. Shareholder believes that the Lost Certificate(s) has/have been lost because Shareholder has searched all of its records and made appropriate inquiries regarding the Lost Certificate(s) and remains unable to locate the Lost Certificate(s).

        A new certificate representing the Shares has not previously been issued to Shareholder. The Lost Certificate(s) was/were not endorsed, has/have not been pledged, sold, delivered, transferred or assigned, and Shareholder hereby agrees that in the event of recovery of the Lost Certificate(s) at any time, Shareholder will cause the same to be returned to the Company for cancellation.

        Shareholder agrees to indemnify and hold free and harmless the Company and its other equity holders from and against all manner of loss, damage and liability arising from, or in connection with, the loss of the Lost Certificate(s) or any person or entity claiming any rights or privileges in respect thereof.

Date:	, 2004	By:
Name:
Title:

EXHIBIT C

NOTICE OF EXERCISE OF STOCK OPTIONS

EXHIBIT D

DRAG-ALONG AGREEMENT

EXHIBIT E

FINANCIAL STATEMENTS

QuickLinks

Consequences and Risks of Tendering Shares
Risks Affecting the Company
EXHIBIT A IRREVOCABLE STOCK POWER
EXHIBIT B AFFIDAVIT OF LOST CERTIFICATE
EXHIBIT C NOTICE OF EXERCISE OF STOCK OPTIONS
EXHIBIT D DRAG-ALONG AGREEMENT
EXHIBIT E FINANCIAL STATEMENTS